MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 7, 2015 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting.

The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Joseph P. Caron	1,012,271,429	96.94%	31,963,442	3.06%
John M. Cassaday	988,077,822	94.62%	56,156,987	5.38%
Susan F. Dabarno	1,012,913,882	97.00%	31,321,256	3.00%
Richard B. DeWolfe	1,036,552,211	99.26%	7,684,935	0.74%
Sheila S. Fraser	1,031,800,557	98.81%	12,432,960	1.19%
Donald A. Guloien	1,008,076,604	99.52%	4,909,226	0.48%
Luther S. Helms	1,037,808,506	99.38%	6,426,557	0.62%
Tsun-yan Hsieh	1,002,170,895	95.97%	42,063,157	4.03%
P. Thomas Jenkins	1,035,773,538	99.19%	8,461,387	0.81%
Donald R. Lindsay	1,038,044,708	99.41%	6,190,557	0.59%
John R. V. Palmer	1,029,808,419	98.62%	14,426,137	1.38%
C. James Prieur	1,012,543,965	96.97%	31,691,209	3.03%
Andrea S. Rosen	1,039,931,495	99.59%	4,301,121	0.41%
Lesley D. Webster	1,004,477,472	96.19%	39,750,355	3.81%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,072,248,910	98.57%	15,570,052	1.43%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
947,823,571	90.77%	96,399,000	9.23%